Exhibit (a)(5)(iv)

Genpact Limited Announces Preliminary Results of

Modified Dutch Auction Tender Offer

NEW YORK, April 3, 2014 – Genpact Limited (NYSE: G), a global leader in transforming and running business processes and operations, today announced the preliminary results of its modified “Dutch Auction” self-tender offer for the purchase of up to $300 million in value of its common shares, which expired at 12:00 Midnight, New York City time, at the end of the day on April 2, 2014.

Based on the preliminary count by Computershare Trust Company, N.A., the depositary for the tender offer, a total of 17,331,693 of Genpact’s common shares were properly tendered and not properly withdrawn at or below $17.50 per share, including 4,347,950 shares that were tendered through notice of guaranteed delivery.

In accordance with the terms and conditions of the tender offer, and based on the preliminary count by the depositary, Genpact expects to accept for purchase 17,331,693 common shares at a purchase price of $17.50 per share, for an aggregate cost of approximately $303.3 million, excluding fees and expenses relating to the tender offer. The 17,331,693 shares expected to be purchased in the tender offer represent approximately 7.4% of Genpact’s outstanding common shares as of March 31, 2014. Based on these preliminary numbers, Genpact anticipates that following settlement of the tender offer, it will have approximately 216,015,958 shares outstanding. The total amount of shares expected to be purchased in the tender offer includes Genpact’s right to upsize the tender offer by up to 2% of its outstanding shares.

The number of shares expected to be purchased in the tender offer and the purchase price are preliminary and subject to change. The preliminary information contained in this press release is subject to confirmation by the depositary and is based on the assumption that all shares tendered through notice of guaranteed delivery will be delivered within the three business day guaranteed delivery period. The final number of shares to be purchased and the final purchase price will be announced following the expiration of the guaranteed delivery period and the completion by the depositary of the confirmation process. Payment for the shares accepted for purchase pursuant to the tender offer, and the return of all other shares tendered and not purchased, will occur promptly thereafter, and payment will be made in cash, less any applicable withholding taxes and without interest.

Morgan Stanley & Co. LLC acted as the dealer manager for the tender offer. Stockholders who have questions about the tender offer may call Georgeson Inc., the information agent for the tender offer, at (877) 278-4774.

About Genpact

Genpact Limited (NYSE: G) is a global leader in transforming and running business processes and operations, including those that are complex and industry-specific. Our mission is to help clients become more competitive by making their enterprises more intelligent through becoming more adaptive, innovative, globally effective and connected to their own clients. Genpact stands for Generating Impact – visible in tighter cost management as well as better management of risk, regulations and growth for hundreds of long-term clients including more than 100 of the Fortune Global 500. Our approach is distinctive – we offer an unbiased, agile combination of smarter processes, crystallized in our Smart Enterprise Processes (SEPSM) proprietary framework, along with analytics and technology, which limits upfront investments and enhances future adaptability. We have global critical mass – 64,000+ employees in 24 countries with key management and corporate offices in New York City – while remaining flexible and collaborative, and a management team that drives client partnerships personally. Our history is unique – behind our single-minded passion for process and operational excellence is the Lean and Six Sigma heritage of a former General Electric division that has served GE businesses for more than 15 years. For more information, visit www.genpact.com.

Forward-Looking Statements

Certain statements in this release are “forward-looking statements”. The words “will,” “expect,” “intend,” and variations of such words, and similar expressions identify forward-looking statements, but their absence does not mean that a statement is not forward-looking. The forward-looking statements in this release include statements regarding the number of and the payment for shares being repurchased in the tender offer and other actions relating to the tender offer. Forward-looking statements are not guarantees of future actions or events, which may vary materially from those expressed or implied in such statements. Differences may result from actions taken by Genpact or its management, as well as from risks and uncertainties beyond Genpact’s control, including relating to third parties such as shareholders (including receipt of guaranteed deliveries). Such actions, risks, and uncertainties include, but are not limited to, uncertainties relating to the tender offer (including those described in the tender offer materials), Genpact’s financial results and condition, changes in financial markets and regulatory and economic conditions, and changes in Genpact’s strategic and financial objectives, as well as other business-and corporate-related events. The foregoing list of actions, risks and uncertainties is illustrative but by no means exhaustive. For more information on factors that may affect Genpact, please review “Risk Factors” and other disclosures described in Genpact’s most recent Annual Report on Form 10-K, as well as other public filings with the SEC. These forward-looking statements reflect Genpact’s expectations as of the date of this release. Genpact undertakes no obligation to update the information provided herein.

Contacts

Investors	Bharani Bobba
+1 (646) 624-5951
bharani.bobba@genpact.com

Media	Gail Marold +1 (919) 345-3899 gail.marold@genpact.com